Exhibit 4.8

Summary of Lease Agreement

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On January 28, 2014, Kanit HaShalom Investments Ltd. (the “Lessor”) and Perion Network Ltd. (the “Company”) entered into a lease agreement, as amended on October 7, 2015 and December 26, 2019 (the “Lease Agreement”).

1.	Leased Premises

Office spaces of approximately 9,426 square meters, of which 3,131 square meters are subleased (the premises are referred to collectively as the “Premises”), in a building located at 1 Azrieli Center, Building A, 26 HaRokmim Street, Holon, 5885849, Israel.

2.	Purpose of the Lease

The premises are to be used by the Company for its on-going business activities.

3.	Leasing Period

The Premises are currently leased until January 31, 2025, with an option for the Company to extend the lease period for two additional two-year periods, at its sole discretion and upon 180-day prior written notice.

4.	Leasehold Improvements

The Lessor shall participate in the cost of leasehold improvements at a sum of up to NIS 18,852,000, as reimbursement for costs incurred by the Company in performing such improvements. Reimbursement by the Lessor shall be paid upon receipt of tax invoices from the applicable contractors, evidencing the work performed. Improvements are subject to prior approval by the Lessor.

5.	Consideration

The monthly lease fee for the period commencing on January 1, 2020 and ending on December 31, 2020 shall be NIS 64.6 per square meter multiplied by the Premises space (excluding of VAT), per month, linked to the Israeli consumer price index.

The monthly lease fee for the period commencing of January 1, 2021 and ending on December 31, 2021 shall be NIS 65.2 per square meter multiplied by Premises space (excluding of VAT), per month, linked to the Israeli consumer price index.

The monthly lease fee for the period commencing on January 1, 2022 and ending on January 31, 2025 shall be NIS 66.1 per square meter multiplied by Premises space (excluding VAT), per month, linked to the Israeli consumer price index..

6.	Guarantees

The Company shall provide the Lessor with an autonomous bank guarantee in the amount of NIS 3,768,879 linked to the Israeli consumer price index. Such an amount is equivalent to approximately four monthly lease and management fees.

7.	Insurance

The Company shall maintain customary insurances. Structure, third party and employers liability insurances shall be purchased by the Lessor.